

14041143

SECU~._ _ _ _ _ _ _ _ _ .SSION

Washington, D.C. 20549

7/18/14

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 28886

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___1/1/13___ AND ENDING___12/31/13___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robotti & Company LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

_____
(No. and Street)

_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Co, LLP

(Name – if individual, state last, first, middle name)

_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL -9 2014
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

DP 7/17/14

ROBOTTI & COMPANY, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ROBOTTI & COMPANY, LLC
(A Limited Liability Company)
FOR THE YEAR ENDED DECEMBER 31, 2013

TABLE OF CONTENTS



CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Member
Robotti & Company, LLC

We have audited the accompanying statement of financial condition of Robotti & Company, LLC (the "Company") (a limited liability company) as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Robotti & Company, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 27, 2014

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

CITRINCOOPERMAN.COM

ROBOTTI & COMPANY, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$ 438,058
Due from clearing broker	190,723
Commissions receivable	103,531
Placement fees receivable	66,721
Securities owned, at fair value	626,633
Prepaid expenses and other assets	57,857
Deposit held at clearing broker-dealer	99,786
Furniture and equipment, less accumulated depreciation of $154,635	28,361
TOTAL ASSETS	**$ 1,611,670**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Securities sold but not yet purchased, at fair value	$ 40,376
Accrued compensation costs	599,346
Accounts payable and accrued expenses	88,397
Due to Parent and other related parties	63,551
Total liabilities	791,670
Commitments and contingencies (Notes 5, 6, and 7)	
Member's equity	820,000
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 1,611,670**

See accompanying notes to financial statements.

ROBOTTI & COMPANY, LLC
(A Limited Liability Company)
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

NOTE 1.   <u>**ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**</u>

<u>Organization</u>

Robotti & Company, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed on July 1, 2003, as a single-member limited liability company under the laws of the state of New York. The Company's sole member is Robotti & Company, Incorporated (the "Parent"). As a limited liability company, the member is not responsible for the debts of the Company unless they are specifically guaranteed.

The Company provides brokerage services to both institutional and individual investors. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal and agency transactions as well as securities research.

<u>Use of Estimates</u>

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Securities Transactions</u>

Principal transactions are recorded on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

Marketable securities are stated at fair value.

<u>Revenue Recognition</u>

Commission revenues associated with transactions in securities are recorded on a trade-date basis. Revenue is recognized once all of the following criteria have been met: persuasive evidence of an arrangement exists; the transaction has occurred; the commission is fixed or determinable; and collectability of the related receivable is reasonably assured.

NOTE 1. **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Concentration of Credit Risk

The Company maintains its cash accounts at one commercial bank in amounts that at times may exceed the federal insurance limit. In addition, the Company maintains its securities and a significant portion of its cash at its clearing broker. These assets are subject to the credit risk of the clearing broker.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, which is generally five years. For leasehold improvements, depreciation is provided over the terms of the related leases.

Income Taxes

The Company is a single-member limited liability company that is treated, to the extent permitted by law, as a disregarded entity for federal and state income tax purposes. Accordingly, the Company does not record a provision for federal and state income taxes. The city of New York does not recognize S corporation status. The Company's records provision (benefit) for its share of such tax incurred by the Parent.

With few exceptions, the Parent and the Company are no longer subject to federal, state or local tax examinations by taxing authorities for years before 2010.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit at the Company's bank.

Major Customers

During 2013, one of the Company's customers accounted for 46% of commission revenue.

Uncertain Tax Positions

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE 1.   <u>**ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**</u>

<u>Fair Value Measurements</u>

The Company follows the guidance in FASB ASC 820, *Fair Value Measurement*. Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

5

ROBOTTI & COMPANY, LLC
(A Limited Liability Company)
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

NOTE 1.   <u>ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)</u>

<u>Subsequent Events</u>

The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its statement of financial condition. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its statement of financial condition.

NOTE 2.   <u>DUE FROM CLEARING BROKER</u>

Due from clearing broker at December 31, 2013, consisted of the following:

Money market funds	$ 98,114
Cash	92,503
Other	106
Due from clearing broker	$ 190,723

NOTE 3.   <u>FURNITURE AND EQUIPMENT</u>

Furniture and equipment at December 31, 2013, consisted of the following:

Furniture and equipment	$ 182,996
Less: accumulated depreciation	(154,635)
Furniture and equipment, net	$ 28,361

NOTE 4.   <u>RELATED-PARTY TRANSACTIONS</u>

<u>Insurance Services</u>

Insurance brokerage services are provided by an entity that is owned by a member of an officer's family.

<u>Advances</u>

Advances to or from Robotti & Company Advisors, LLC ("Advisors"), an affiliated company, or the Parent are non-interest bearing and have no specified repayment dates. Advances can be in the form of actual cash advances between these entities or the payment of expenses by one entity on behalf of the other.

<u>Expense Sharing Arrangements</u>

Pursuant to a cost sharing agreement (the "Agreement") between the Parent, the Company and Advisors, the Parent acts as the common paymaster for certain compensation and overhead costs incurred on behalf of the Company, the Parent, Advisors and certain other affiliates of the Parent (the Parent, Advisors, and other affiliates are collectively referred to as the "Affiliates"). In addition pursuant to the Agreement, the Company acts as the common paymaster for certain non-compensation

NOTE 4.   <u>RELATED-PARTY TRANSACTIONS (CONTINUED)</u>

<u>Expense Sharing Arrangements (Continued)</u>

related expenses incurred by itself and the Affiliates. Included in the aforementioned costs are amounts paid by the Company and the Parent for direct costs as well as costs that are subject to an allocation (the "Allocated Costs") between the Company and the Affiliates. Allocated Costs generally consist of salaries and related benefits paid for shared personnel, as well as other overhead costs. The Agreement provides that allocations of shared employee compensation costs between the Company and the Affiliates are based on the estimated amount of time spent by employees on behalf of the Affiliates. In addition, the Agreement provides that the allocation of other overhead costs is based primarily on the estimated usage of such services by the Company and the Affiliates.

<u>Securities Owned</u>

Included in "Securities owned, at fair value" in the statement of financial condition is $40,000 of securities of a company in which an officer of the Company serves as a director.

<u>Sales and Research Service – Affiliate</u>

Commencing in 2012, Advisors and the Company entered into an agreement whereby the compensation costs ("Advisor Compensation Costs") of certain employees that provided sales services ("Sales Services") and research services ("Research Services") that benefitted the Advisor, were charged to the Company. Pursuant to such agreement and in consideration of the Company paying the Advisor Compensation Costs, Advisors agreed to pay the Company a 25% markup on such costs. Commencing January 1, 2013, Advisors and the Company amended the agreement to cover Research Services only.

<u>Execution Services for Wrap Fee Accounts</u>

Certain customers ("Wrap Customers") of Advisors have entered into wrap fee arrangements with Advisors. In such arrangements, customers are charged a single asset based fee ("Wrap Fee") for both advisory and trade execution services. While Advisors provides the advisory services for these accounts, the Company provides the trade execution services. In consideration of the services provided by the Company to Wrap Customers, Advisors and the Company have agreed that Advisors would allocate a portion of the Wrap Fee to the Company using an agreed upon percentage which shall be re-evaluated each year based on applicable costs and trade volume.

NOTE 4.   **RELATED-PARTY TRANSACTIONS (CONTINUED)**

Placement Services

The Company has entered into placement agent agreements with the general partner or the managing member, as the case may be, and the investment adviser (together, the "Manager"), of certain pooled investment vehicles affiliated with the Company, to act as placement agent for interests in such vehicles. As compensation for these services, each Manager has agreed to pay a placement fee to the Company based upon a percentage of management fee and incentive allocation relating to interests in the vehicles placed by the Company.

The Company has entered into an international dealer agreement with the general partner and the investment adviser (together, the "Employee Manager") of a pooled investment vehicle affiliated with an employee of the Company, to act as an international dealer for interests in such vehicle in Canada. As compensation for these services, the Employee Manager has agreed to pay a fee to the Company based upon a percentage of management fee and incentive allocation relating to interests in the vehicle placed by the Company.

NOTE 5.   **CONTINGENCIES**

In the normal course of business, the Company may be a party to various litigation and regulatory matters. At December 31, 2013, management believes that the aggregate liability or benefit which may result from these proceedings will not be material to the Company's financial position or operating results.

NOTE 6.   **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2013, the Company had net capital of $502,369, which exceeded the Company's minimum net capital requirement of $100,000. The Company's percentage of aggregate indebtedness to net capital was 149.55% as of December 31, 2013.

NOTE 7.   **FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK**

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

NOTE 7.   **FINANCIAL INSTRUCMENTS WITH OFF-BALANCE-SHEET CREIT RISK (CONTINUED)**

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to non-performance by its customers. The Company seeks to control the aforementioned risks by working with the clearing broker to require customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors is customer activity by reviewing information it receives from its clearing broker-dealer and by requiring customers to deposit additional collateral or reduce positions when necessary.

From time to time, the Company will hold positions of securities sold but not yet purchased; therefore, it will be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2013, at the fair values of the related securities and will incur a loss if the market value of the securities subsequently increases prior to the Company "closing" its position. The value of securities sold short is collateralized by marketable securities and cash held by the clearing broker when and to the extent such an obligation exists.

NOTE 8.   **EMPLOYEE BENEFIT PLAN**

Pursuant to Section 408(p) of the Internal Revenue Code ("IRC"), the Parent has adopted a savings incentive match plan for employees (the "Plan"). Pursuant to the provisions of the Plan, the Parent has elected for 2013 to contribute an amount equal to 2% of wages of all employees earning at least $5,000, up to a maximum of $255,000.

NOTE 9.   **FAIR VALUE MEASUREMENTS**

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

(a)   Market approach. Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b)   Cost approach. Amount that would be required to replace the service capacity of an asset (replacement cost); and

ROBOTTI & COMPANY, LLC
(A Limited Liability Company)
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

NOTE 9.   FAIR VALUE MEASUREMENTS (CONTINUED)

(c)   Income approach. Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013:

	Level 1	Level 2	Level 3	Total	Valuation Technique
Assets:					
Money market funds included in Due from clearing broker	$99,383	$ -	$ -	$99,383	(a)
Equity securities owned, at fair value:					
Basic materials	2,990	-	-	2,990	(a)
Consumers goods	47,349	27	-	47,376	(a)
Customer services	22,699	-	-	22,699	(a)
Energy sector	130,597	-		130,597	(a)
Financial services	12,717	2,590	1,085	16,392	(a) (b)
Health care	-	15	-	15	(a)
Industrials	368,987	29,507	3,750	402,244	(a) (b)
Total	585,339	32,139	4,835	622,313	
Royalty investment:					
Energy	-	-	4,320	4,320	(b)
Total securities owned, at fair value	585,339	32,139	9,155	626,633	
Total	$684,722	$32,139	$9,155	$726,016	
Liabilities:					
Equity securities sold but not yet purchased, at fair value:					
Exchange traded fund – equity	$ 40,376	$ -	$ -	$ 40,376	(a)

Money market funds and equity securities, both long and short positions, are included in Level 1 as they are valued at quoted market prices. Equity securities that have limited market activity are grouped in Level 2 and are valued at the latest quoted market prices. The Level 3 investments are valued primarily using the market approach and cost basis techniques to determine fair value.

ROBOTTI & COMPANY, LLC
(A Limited Liability Company)
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

NOTE 8.   FAIR VALUE MEASUREMENTS (CONTINUED)

During the year ended December 31, 2013, there were no transfers between levels of the fair value hierarchy.

The following table presents a reconciliation of beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3) for the year ended December 31, 2013:

	Total	Royalty Investment	Equity Securities Owned
Balance – beginning	$ 5,312	$ 4,320	$ 992
Securities received in settlement	5,250	-	5,250
Loss on investment	(1,407)	-	(1,407)
Balance – ending	$ 9,155	$ 4,320	$ 4,835